Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
AETERNA ZENTARIS INC.

1.     Name and Address of Company
Aeterna Zentaris Inc. (the "Corporation")
1405 du Parc-Technologique Boulevard
Quebec City, Québec
Canada, G1P 4P5
2.     Date of Material Change
March 11, 2013.
3.     News Release
On March 11, 2013, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the Canada NewsWire service. A copy of such news release is attached hereto as Schedule A.
4.     Summary of Material Change
On March 11, 2013, the Corporation announced that an independent Data Safety Monitoring Board (the "DSMB") has recommended discontinuing the ongoing Phase 3 study comparing the efficacy and safety of perifosine to placebo when combined with bortezomib (Velcade®) and dexamethasone in patients with relapsed or relapsed/refractory multiple myeloma.
5.     Full Description of Material Change
The news release attached as Schedule A hereto sets forth a complete description of the material change.
6.     Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.     Omitted Information
Not applicable.
8.    Executive Officer
Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.
9.     Date of Report
March 12, 2013.

SCHEDULE A
NEWS RELEASE
(March 11, 2013)

Aeterna Zentaris to Discontinue Phase 3 Trial in Multiple Myeloma with Perifosine Following Data Safety Monitoring Board Recommendation
QUEBEC CITY, March 11, 2013 /CNW Telbec/ - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company") today announced that an independent Data Safety Monitoring Board ("DSMB") has recommended discontinuing the ongoing Phase 3 study comparing the efficacy and safety of perifosine to placebo when combined with bortezomib (Velcade®) and dexamethasone in patients with relapsed or relapsed/refractory multiple myeloma. Based on the outcome of its pre-planned interim analysis of efficacy and safety, the DSMB recommended that patient enrollment be stopped and the study discontinued. The DSMB reported that it was highly unlikely the study would achieve a significant difference in its primary endpoint, progression free survival; no safety concerns were raised.
Juergen Engel, PhD, Aeterna Zentaris President and CEO stated, "We are obviously disappointed with the outcome of the interim analysis as reported to us by the DSMB, both from a patient and Company perspective. However, we remain focused on other significant opportunities such as our Phase 3 trial in endometrial cancer and Phase 2 trials in breast, prostate and bladder cancer with AEZS-108, our NDA filing for AEZS-130 as an oral diagnostic test for growth hormone deficiency in adults, as well as our earlier-stage oncology compound, AEZS-120."
About Aeterna Zentaris
Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
SOURCE: AETERNA ZENTARIS INC.
For further information:
Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com
Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com